Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Universal Business Payment Solutions Acquisition Corporation on Form S-3 FILE NO. 333-XXXX of our report dated January 14, 2013, with respect to our audits of the consolidated financial statements  of Universal Business Payment Solutions Acquisition Corporation as of September 30, 2012 and 2011 and for the year ended September 30, 2012 and for the period November 12, 2010 (inception) through 2011 and the cumulative period November 12, 2010 (inception) through September 30, 2012 appearing in the Annual Report on Form 10-K of Universal Business Payment Solutions Acquisition Corporation for the year ended September 30, 2012. We also consent to the reference to our firm under the heading “Experts”  in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, New York

March 18, 2013